Mail Stop 4561

June 1, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
Amendment No. 1 to Form S-1
Filed on May 4, 2007
File No. 333-141522

Dear Mr. Saxena:

We have reviewed your Form S-1 and have the following comments regarding the financial statements and related matters. Additional comments regarding other matters will be forthcoming.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1. Based on your response to prior comment number 47 of our letter dated April 19, 2007, it appears that for arrangements that do not contain stated renewal rates and for those not considered substantive under paragraph 57, the Company determines the fair value of maintenance and support services in accordance with paragraph 10 of SOP 97-2. We further note that such prices are influenced by product type, purchase volume and maintenance term. As previously requested, tell us how you determine VSOE of fair value if the price charged separately varies from customer to customer.   In this regard, tell us how the Company determines the prices to be sufficiently clustered within an acceptable range and tell us how you have concluded that you have VSOE for each customer class.

2. We note your response to prior comment 48 of our letter dated April 19, 2007 where you indicate that the maintenance renewal rate charged to the customer for the term of the applicable customer contract equals the rate charged for the first year of the contract. We further note your reference on page 45 to multi-year maintenance agreements that typically have three-year terms. Tell us the maintenance terms you typically offer and tell us how you have established VSOE for each such term. For instance, is the initial bundled maintenance term the same as the renewal term (i.e. one year, three years, etc)? In this regard, we note that the Company considered TPA 5100.54 in your analysis of VSOE. Tell us specifically how you considered this guidance in determining that the VSOE of fair value for multi-year support agreements is considered substantive.

Inventory, page F-9

3. Notwithstanding your response to prior comment number 51 of our letter dated April 19, 2007, we note several instances throughout the filing where you have still disclosed that your valuation reserve relates to excess and obsolete inventory (i.e., pages 32 and 37). As a result, clarify for us, the exact nature of the $700,000 inventory valuation reserve at January 31, 2007 and revise your disclosures as necessary.

Concentration of Credit Risk and Significant Customers, page F-10

4. We note your disclosures on page F-10 where you indicate that two customers accounted for 49% and 12% of total revenue for the fiscal year ended January 31, 2005 and one customer accounted for 10% of total revenue for the fiscal year ended January 31, 2006. Considering the Company's long-term customer relationships, which may extend beyond an annual reporting period, please revise to disclose the name of these customers and their relationship, if any, to the Company in the "Business" section of the prospectus.

Stock-Based Compensation, page F-11

5. Please continue to provide us with updates to the information requested in prior comment 53 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

6. We note your response to prior comment 54 of our letter dated April 19, 2007. With regards to such information, please explain the following:

   - We note that the aggregate enterprise value was determined, in part, by combining the implied valuation ranges of the three methodologies used (i.e., valuation based on comparable companies, valuation based on precedent transactions and valuation based on discounted cash flows) to produce a blended valuation range. As a result, tell us the weighting assigned to each approach when calculating the blended valuation range and how you determined such weighting was appropriate.
   - Supplementally tell us the specific factors considered by Revolution Partners in selecting the comparable companies used in the valuation based on comparable companies.
   - Clarify for us the range of discount rates applied to the forecasted long-term cash flows that were used in your discounted cash flows at each valuation date.
   - As previously requested, where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.
   - Clarify for us the marketability discount rates used in each of the valuations performed by Revolution Partners and tell us how you determined the appropriateness of such rates.
   - Clarify for us the discount rates used in each valuation performed by Revolution Partners and tell us how you determined the appropriateness of such rates.

7. Expand your disclosure to include an enhanced discussion of the methodologies used by the independent valuation firm and the factors considered by the Company's Board of Directors in adjusting such valuations that were used to determine the fair value of your common stock at each grant date, similar to the information provided in your response to prior comments 53-55.

8. You state in your response to prior comments 53-55 of our letter dated April 19, 2007 that although the fair market value of the common stock, as determined by the Board of Directors on February 14, 2007 of $6.70 per share is less than the currently anticipated IPO price range of $10.00 to $14.00 per share, the Company believes this difference is justified in part by the fact that "the IPO price range is based on the assumption that the Company equals or exceeds its first quarter financial forecast and is on track to do the same for the second quarter at the time the IPO is priced" and "there was certainly a real risk embodied in that premise in February 2007, particularly given the Company's failure to meet its quarterly operating projections in the first and second quarters of fiscal 2007." Clarify for us, why the Company feels that there is a greater risk in meeting quarterly operating projections in the first and second quarters of fiscal 2008 then is believed by the underwriters as supported by their recent valuation. Furthermore, it does not appear that your response has adequately reconciled the differences between the estimated offering price range as provided by your underwriters in April 2007 and the fair value of the Company's common stock as determined by your Board of Directors since November 2006. Please provide further clarification of these differences. Also, revise your disclosures to include a discussion of the significant factors that contributed to such differences and consider providing a table that disaggregates these changes into the quantified factors that affected them.

9. We note your response to prior comment 19 of our letter dated April 19, 2007 and the revisions throughout your document to include the name of the valuation expert used. Please revise to also include the expert's consent. We refer you to Rule 436(b) of Regulation C.

Note 11. Warrants for Preferred Stock, page F-19

10. We note your response to prior comment 57 of our letter dated April 19, 2007 where you indicate that the preferred stock value was the same on August 1, 2005 and January 1, 2006. As previously requested, please explain how you determined that the fair value of the preferred stock did not change from August 1, 2005 to January 31, 2006. In addition, tell us how you considered the preferred stock fair value used in your Black-Scholes calculations as of August 1, 2005, January 31, 2006 and January 31, 2007 of $2.55, $2.55 and $3.35, respectively, in relation to the fair market value of the Company's common stock as determined by the Company's board of directors at or near these valuation dates (of $1.00, $2.50 and $4.50). Ensure that your response provides a thorough discussion as to why the Preferred Stock fair value was substantially equal to the fair value of the Company's common stock as of January 31, 2006 and less then the fair value of the Company's common stock as of January 31, 2007.

Schedule II Valuation and Qualifying Accounts

11. Clarify for us, whether the Company maintains an allowance for uncollectible accounts receivable. If the Company does not maintain an allowance, provide us with the amount of bad debt recognized for each period presented within your registration statement and supplementally explain to us why the company does not maintain an allowance for uncollectible accounts. Furthermore, we note your disclosures on page 45 where you indicate that the increase in accounts receivable at January 31, 2007 is due in part to a slowdown in collections near the end of fiscal 2007. Tell us and disclose in the MD&A whether there was any collectibility or billing problems with any major customers or class of customers and tell us what impact, if any, this had on the Company's revenue recognition policy. Your revised disclosure should discuss significant changes in credit terms, (i.e., the extended payment terms), collection efforts, and credit utilization and/or delinquency policies.

You may contact Megan Akst at 202-551-3407 or Kathleen Collins, Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 617-526-5000
        Patrick J. Rondeau, Esq.
        Wendell C. Taylor, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP